CM 11/30

AM 11-30-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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[redacted]

04014299

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING
NOV 29 2004
WASH. D.C. 185 SECTION

SEC FILE NUMBER
~~8-01-15260~~

8-17742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Wilshire Securities Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 100
(No. and Street)

Pasadena, California 91106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott W. Hood (626) 796-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Weil & Associates
(Name – *if individual, state last, first, middle name*)

9191 Towne Centre Drive, Suite 406 San Diego, California 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/21

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities Management, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Subscribed and Sworn to on October 11, 2004

Signature

President

Title

Notary Public

NANCY L. MC KENZIE
Commission # 1300343
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2004 AND 2003

ASSETS

	2004	2003
Current Assets		
Cash	$224,630	$54,526
Receivable from brokers and dealers	135,465	102,372
Other receivable	3,579	21,174
Securities	216,996	340,409
Prepaid expenses	0	2,165
Total Current Assets	580,670	520,646
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $124,242 and $118,488, respectively.	16,004	11,862
Total Fixed Assets	16,004	11,862
Other Assets		
Deposits and other assets	4,854	4,854
Total Other Assets	4,854	4,854
Total Assets	$601,528	$537,362

LIABILITIES and EQUITY

	2004	2003
Current Liabilities		
Accounts payable	$12,510	$9,049
Accrued expenses	190,018	207,398
Total Current Liabilities	202,528	216,447
Equity		
Common stock, 33,950 and 58,200 shares authorized and outstanding, $1 par value	33,950	58,200
Additional paid in capital	74,410	78,520
Retained earnings	290,640	382,841
Total Capital and Retained Earnings	399,000	519,561
Less - Treasury 29,100 shares at cost	0	(198,646)
Total Stockholders' Equity	399,000	320,915
Total Liabilities and Stockholders' Equity	$601,528	$537,362

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF REVENUE AND EXPENSE
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Revenue		
Commissions and fees	$2,994,058	$1,634,961
Total Revenue	2,994,058	1,634,961
Expense		
Commissions	380,961	209,465
Salaries	1,944,720	918,047
Occupancy and equipment expenses	79,730	61,561
Professional services	65,440	17,521
Clearing charges	141,348	117,413
Other expenses	328,824	260,682
Total Expenses	2,941,023	1,584,689
Income from operations	53,034	50,271
Total Other (Income) and Expense		
Interest income	(2,234)	(369)
Interest expense	20	1,125
Dividend income	(3,262)	(3,900)
Realized trading (gain) loss	110	(2,853)
Unrealized investment (gain) loss	3,060	(185)
Depreciation and amortization	5,755	1,983
Total Other (Income) and Expense	3,449	(4,199)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	49,585	54,470
Income tax provision	11,500	9,653
NET INCOME (LOSS)	$38,085	$44,817

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$38,085	$44,817
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,755	1,983
Decrease (Increase) in receivable from Brokers and Dealers	(33,093)	(74,821)
Decrease (Increase) in other receivable	17,595	(21,174)
Decrease (Increase) in securities	123,413	146,562
Decrease (Increase) in prepaid expenses and deposits	2,165	6,481
(Decrease) Increase in accounts payable	3,461	7,683
(Decrease) Increase in accrued expenses	(17,380)	9,212
Total Adjustments	101,916	75,926
Net cash provided by (used in) operations	140,001	120,743
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(9,897)	(13,842)
Net cash (used in) investing activities	(9,897)	(13,842)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of common stock	40,000	0
Payment of Subordinated Debt	0	(100,000)
Net cash provided by (used in) financing activities	40,000	(100,000)
Net change in cash	170,104	6,901
Cash at beginning of period	54,526	47,625
Cash at end of period	$224,630	$54,526
Supplemental cash flow disclosures:		
Income tax payments	$6,444	$12,000
Interest payments	$20	$1,125

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
Common Stock		
Balance at beginning of year	$58,200	$58,200
Cancellation of treasury stock	(29,100)	0
Sale of common stock	4,850	0
Balance at end of year	33,950	58,200
Additional paid in capital		
Balance at beginning of year	78,520	78,520
Cancellation of treasury stock	(39,260)	0
Sale of common stock	35,150	0
Balance at end of year	74,410	78,520
Retained earnings		
Balance at beginning of year	382,841	338,024
Cancellation of treasury stock	(130,286)	0
Net income (loss) for year	38,085	44,817
Balance at end of year	290,640	382,841
Treasury stock		
Balance at beginning of year	(198,646)	(198,646)
Cancellation of treasury stock	198,646	0
Balance at end of year	0	(198,646)
Total Equity	$399,000	$320,915

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

We have audited the accompanying statements of financial condition of First Wilshire Securities Management, Inc. as of September 30, 2004 and 2003, and the related statements of revenue, expense and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

November 18, 2004
San Diego, California

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Note B - Accounting Policies

Revenue Recognition

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Investments

In accordance with generally accepted accounting principles and those certain pronouncements as issued by the American Institute of Certified Public Accountants, investments in marketable securities with readily determinable fair values are recorded at fair value.

Investments that were held during the year ended September 30, 2004 and 2003 consisted of fixed-income U.S. government securities, equities in various corporations and investments in stocks.

Note B - Accounting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Automobiles	5 years
Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Customer Transactions

The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of September 30, 2004 and 2003, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2004 and 2003, the Company had net capital requirements of $100,000 and net capital of approximately $323,530 and $270,397, respectively.

Note E - K2B Exemption

The Company relied on Section K2B of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Commitments

The Company leases office facilities and some of its equipment under non-cancelable operating leases. These leases expire at various dates through 2005 and may contain renewal options. Rent expense for years ended September 30, 2004 and 2003 was $79,730 and $61,561 respectively. The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ending

2005	$ 70,686
Total	$ 70,686

Note G - Furniture And Equipment

	2004	2003
Furniture and equipment	$124,607	$114,711
Leasehold improvements	15,639	15,639
Total fixed assets	140,246	130,350
Accumulated depreciation	(124,242)	(118,488)
Net fixed assets	$ 16,004	$ 11,862

Note H –Stock Transactions

During the fiscal year ended September 30, 2004 the Company cancelled 29,100 shares of stock that it had held in Treasury. Accordingly, the related common stock, additional paid in capital and retained earnings accounts were reduced in proportion to the cost basis of the treasury stock.

In September 2004, the Company sold 4,850 shares of common stock to an employee and officer of the company for $40,000 under a share purchase agreement issued on October 1, 2003.

Note I – Related Party Transactions

As of September 30, 2003 the Company had loaned $21,174 to another Company in which the sole shareholder of First Wilshire Securities Management, Inc. and one of its officers are shareholders. The loan has been repaid as of September 30, 2004

Also, during the year ended September 30, 2004 the Company generated commissions for brokerage services provided to the above company in the amount of $2,636.

Note J - Income Tax Provision

At September 30, 2004 and 2003, the Company has made a $6,400 and $5,835 Federal and $5,100 and $4,246 California State Franchise Tax provision in each year, respectively.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2004 AND 2003

SCHEDULE I

	2004	2003
EQUITY - FISCAL YEAR ENDED	$399,000	$320,915
Less Non Allowable Assets		
Prepaid expenses	0	2,165
Fixed assets	16,004	11,862
Other receivable	3,579	21,174
Managed account fee receivable	45,202	3,017
Petty cash	122	67
Deposits and other assets	4,854	4,854
Total Non Allowable Assets	69,761	43,139
Less Haircuts	5,709	7,379
NET CAPITAL	$323,530	$270,397
Total Liabilities	202,528	216,447
Aggregated Indebtedness	202,528	216,447
Net Capital Required	100,000	100,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	13,509	14,437
Minimum Dollar Requirement	100,000	100,000
Net Capital Requirement (greater of the two)	100,000	100,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$303,277	$248,752

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
SEPTEMBER 30, 2004 AND 2003

SCHEDULE II

	2004	2003
NET CAPITAL PER FOCUS II REPORT	$467,757	$270,642
Increase (Decrease) in income due to audit adjustments	(144,227)	(245)
NET CAPITAL	$323,530	$270,397

RECONCILIATION OF AUDIT ADJUSTMENTS:		
Increase bonus accrual	($140,000)	$0
Record fiscal year end income tax provision	(3,819)	1,920
Increase vacation expense accrual	(959)	0
Correction of retained earnings	(218)	0
Correction to expense accounts	769	0
Increase in nonallowable asset - prepaid expenses	0	(2,165)
Increase (Decrease) in income due to audit adjustments	($144,227)	($245)

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2004

Schedule III

First Wilshire Securities Management Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities Management, Inc. as of September 30, 2004, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Weil & Associates

November 18, 2004
San Diego, California